VOZROZHDENIE
BANK

File № 82-4257

RECEIVED

2008 DEC -2 A 4:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

04.10.2008
1108/15546

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08006062

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

PROCESSED
DEC 0 3 2008
THOMSON REUTERS

MF

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

One-time increase in assets
6 October 2008 года

Events resulted in one-time increase of assets for more than 10%

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Event (events) resulted in one-time increase of assets of the issuer for more than 10% :
Main factors caused the increase of book value of assets in the Q3 are: increase of loans to credit organizations, purchase of other fixed income obligations, increase of corporate and retail credit portfolio.
2.2. Date of the event (events) that resulted in assets growth for more than 10% (date of Q3 2008 financial report compilation): 06.10.2008.
2.3. Assets for the reporting period preceding the current reporting period when the relevant fact has happened:
Assets by the end of Q2 2008 (30.06.2008) amounted to RUB 223 531 299 thousand
2.4. Assets for the reporting period when the relevant fact has happened:
Assets by the end of Q3 2008 (30.09.2008) amounted to RUB 254 501 304 thousand
2.5. Absolute and relative change of assets:
Assets grew by RUB 30 970 005 thousand (13.85%).

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. October 06, 2008	Stamp	
3.3. Chief Accountant of Bank Vozrozhdenie	(signature)	A.A. Novikova
3.4. October 06, 2008		

Annulment of bond issue registration

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

Information about recognizing securities issue as incomplete

2.1.The following data are mentioned in the statement of material fact about recognizing securities issue as annulled:
2.1.1. Interest-bearing non-convertible secured documentary bonds of series 2 payable to bearer issued through open subscription with obligatory centralized keeping and without option of early redemption
2.1.2. Maturity. 1097 (one thousand ninety seven) days from the initial date of issue
2.1.3. State registration number of the securities issue (additional issue) and date of state registration: 40201439B as of 03 September 2007
2.1.4.Name of the registration authority that registered the securities issue: Bank of Russia
2.1.5. The number of securities issued and nominal value of each issued security: 5 000 000 (Five million) bonds of RUR 1000 (thousand) nominal value each.
2.1.6. . Method of securities issue: Open subscription.
2.1.7. Date of securities issue recognized as annulled: 23 September 2008.
2.1.8. Name of the registration authority that made the decision of recognizing securities issue as annulled: Bank of Russia.
2.1.9. The grounds onrecognizing securities issue as annulled: Board of Directors of Bank Vozrozhdenie Decision as of 22 August 2008, Minutes №2.
2.1.10 The date when the issuer received writing notification about recognizing securities issue as annulledfrom the registration authority: 01 October 2008.
2.1.11. The method and procedure of repayment of funds, received as a payment to the securities' placement, the issue of which is recognized as annulled: There were no any securities placed within the issue. There were no cash received as a payment for the securities' placement and have to be returned to investors.
2.1.12. All expenses, related to recognition of securities issue as annulled shall be covered by the issuer.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. October 01, 2008	Stamp	

END